Exhibit 99.1

Lundin Mining Corporation (the "Corporation")
Annual Meeting of Shareholders held on
May 15, 2009 in Toronto, Ontario (the "Meeting")

REPORT OF VOTING RESULTS
(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the meeting:	155,982,946 (32%)
Total outstanding Common Shares as at record date:	487,433,771

The following matters were voted on at the Meeting:

Outcome of Vote
1. The election of the following persons as directors of the Corporation for the ensuing year or until their successors are elected or appointed:	Carried

Lukas H. Lundin
Philip J. Wright
Colin K. Benner
Donald K. Charter
John H. Craig
Brian D. Edgar
David F. Mullen
Anthony O’Reilly, Jr.
Dale C. Peniuk
William A. Rand

2. The appointment of PricewaterhouseCoopers LLP, Chartered Accounts, as auditor of the Corporation and the authorization of the directors to fix their remuneration.	Carried

DATED: May 19, 2009

LUNDIN MINING CORPORATION

By:(signed) Sandra Kansky,
Corporate Secretary